EX-28.h.29

FEE WAIVER AGREEMENT

NVIT MULTI-MANAGER LARGE CAP VALUE FUND

THIS FEE WAIVER AGREEMENT, effective as of May 1, 2020, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT Multi-Manager Large Cap Value Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA, the Trust and The Boston Company Asset Management, LLC (“TBC”) have entered into a Subadvisory Agreement with respect to the Fund, effective June 25, 2010 (the “Subadvisory Agreement”), pursuant to which NFA was legally obligated to pay TBC at a specific fee rate (“Old Subadvisory Fee Rate”); and

WHEREAS, NFA, the Trust and TBC have amended the Subadvisory Agreement, effective as of July 1, 2017, which has the effect of reducing the fee rate NFA must pay to TBC (“New Subadvisory Fee Rate”), resulting in financial savings to NFA; and

WHEREAS, NFA desires to share a portion of such financial savings resulting from the New Subadvisory Fee Rate with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver Amount:

1.1 Every month NFA shall calculate the amount of subadvisory fees it would have been obligated to pay TBC pursuant to the Old Subadvisory Fee Rate (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the amount of subadvisory fees it is obligated to pay TBC pursuant to the New Subadvisory Fee Rate (“New Subadvisory Fee Amount”). The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

1.2 NFA agrees each month to waive the amount of the Fund’s Advisory Fees equal to 50% of the Savings Amount in respect of the Fund. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.	Term and Termination of Agreement:

2.1 This Agreement shall continue in effect through April 30, 2021, and may be renewed thereafter upon the written agreement of the parties hereto.

3.	Miscellaneous:

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Allan J. Oster
Name:	Allan J. Oster
Title:	Assistant Secretary

NATIONWIDE FUND ADVISORS

By:	/s/ Lee T. Cummings
Name:	Lee T. Cummings
Title:	Senior Vice President

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